FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Supplementing the Prospectus dated November 14, 2012

Registration Statement No. 333-184475

Dated May 29, 2014

Term Sheet	May 29, 2014

(All amounts shown in US Dollars)

A final base shelf prospectus of Midway Gold Corp. dated December 5, 2012 (the “final base shelf prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in British Columbia, Alberta and Ontario. Copies of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Midway Gold Corp. (“Midway Gold” or the “Company”).

Offering:	Treasury offering of 30,121,000 common shares (the “Common Shares”), before giving effect to the over-allotment option (the “Offering”).

Issue Price:	US$0.83 per Common Share.

Amount:	Aggregate proceeds of US$25,000,430.

Over-Allotment Option:	The Company will grant the Underwriters an option, exercisable at the Issue Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 10% of the number of Common Shares to cover over-allotments, if any, and for market stabilization purposes.

President’s List:	Certain purchasers as agreed to by the Company and the Underwriters and which shall include the purchases by the holders of preferred shares of the Company pursuant to their participation right. For greater certainty, the common shares to be sold to the President’s List investors will be qualified by the prospectus filed with respect to the Offering, but the Underwriters will have no obligation to purchase such shares.

Use of Proceeds:	The net proceeds of the Offering will be used to fund the construction and working capital for the Pan project, Gold Rock development and permitting, and general corporate purposes.

Offering Basis:	Public offering under a supplement to the Company’s final base shelf prospectus dated December 5, 2012 in British Columbia, Alberta and Ontario, in the United States pursuant to a supplement to the Company’s base prospectus dated November 14, 2012 included in the registration statement on Form S-3, and internationally as permitted by applicable law.

Underwriting Basis:	“Bought deal” subject to conventional bought deal termination provisions to be included in a definitive Underwriting Agreement.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC (the “NYSE MKT”). The existing common shares of the Company are listed on the TSX and NYSE MKT under the symbol “MDW”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs

Commission:	5.0% (2.5% on the President’s List investors)

Closing Date:	On or about June 6, 2014.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement on Form S-3 and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets at RBC Capital Markets, Attention: Distribution Centre, 180 Wellington St. W., 8th Floor, Toronto, Ontario M5J OC2 fax: 416-313-6066, email: distribution@rbccm.com or in the U.S., Attention: RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260, or from Haywood Securities Inc., Attention: Michelle Jankovich, Suite 700-200 Burrard Street, Vancouver, BC V6C 3L6 (fax: 604-697-7498), email: mjankovich@haywood.com.